UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42526

Anbio Biotechnology

Wilhelm Gutbrod Str 21B, 60437,
Frankfurt am Main,
Germany
+49 16 0962 47281

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on November 10, 2025, Anbio Biotechnology (the “Company”) terminated YCM CPA INC. as the Company’s independent registered public accounting firm.

(ii)	The reports of YCM CPA INC. on consolidated balance sheets of the Company for the fiscal year ended December 31, 2024 and 2023 and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the fiscal years ended December 31, 2024, 2023 and 2022, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2024 and through November 10, 2025, the date of dismissal, (a) there were no disagreements with YCM CPA INC. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM CPA INC., would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	The Company provided YCM CPA INC. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On November 10, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective November 10, 2025. During the two most recent fiscal years ended December 31, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from YCM CPA INC. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: November 12, 2025	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

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